SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 19, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

To the Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, Audit Committee Report, and other relevant documents for the 43° Fiscal Year ended December 31, 2008.

Macroeconomic Context

During the year 2008, Argentina was subject to strong internal and external volatilities that caused the decrease in the growth rate reported during the five-year period 2003-2007.

The conflict originated by the mobile withholdings and the nationalization of private pension funds affected the private, domestic and foreign expectations.

Simultaneously, the global financial and economic conditions changed. The developed world shift from a dynamic context to an abrupt credit restriction in the US and European financial systems that led the way to an economic contraction, which is probably the most serious one since the worldwide depression in 1929.

This sum of tensions turned into a private dollarization process in Argentina, equivalent to 2 points of the Gross Domestic Product (GDP), interrupting the flow of capitals entering the country, which only in 2007 reached 3 GDP points.

The reversion of the direction of the capital flows occurred even with strong identical surpluses –primary and commercial-, main pillars of the current economic model.

Source: Ministry of Economy and Public Finance

This translated into lesser resources in the economy, affecting the expansion of the Monetary Base that reached 10% per annum, down the 24% annual average reported between the years 2005 and 2007. The decrease in the creation of money reduced the GDP growth, though the greater impact will be seen in 2009.

Even under this tough and changing context of the year 2008, the Argentine economy grew for the sixth consecutive year.

Certainly, the GDP grew 6.9%, almost two percentage points below the growth average reported from the year 2003, year in which the Argentine economy started its recovery process.

In this way, during the six-year period 2003-2008 the accumulated growth reached 63.2%,  equal to an annual growth rate of 8.6%, becoming one of the cycles of higher growth in the economic history of our country.

This dynamic caused the GDP per inhabitant to reach US $8,600, exceeding the maximum value registered during the convertibility period.

Source: Ministry of Economy and Public Finance

In the global context, Argentina’s relative performance was one of the best in the world.

The growth of our country exceeded for the sixth consecutive year the worldwide average growth, as well as the developed economies and those of Latin America.

	2003 / 2007	2007	2008 (e)	2009 (e)
	Average
World	4.8%	5.2%	3.4%	0.5%
Developed Economies	2.5%	2.3%	1.1%	-1.8%
USA	3.1%	2.0%	1.1%	-1.6%
Euro Area	1.9%	2.6%	1.0%	-2.0%
Asian Economies (Developing)	9.6%	11.2%	8.2%	5.9%
China	10.7%	13.0%	9.0%	6.7%
India	8.5%	9.3%	7.3%	5.1%
Latin America (Emerging)	4.4%	4.6%	4.6%	1.1%
Argentina	8.8%	8.7%	6.9%	2.5%

Source: IMF Jan-09 and our own estimates (Argentina)

China and India, economies that contribute 60% the global growth registered during the last six years, grew at an average rate of 8.2% during the year 2008.

These countries support their development primary on the growth of domestic expenditure due to the incorporation of new jobs in urban areas generated by the creation of companies, a great number of them as a result of the association with foreign capitals.

With 2,520 million inhabitants, 39% of the world’s population, these nations show an increase in income per inhabitant that represents an increase in calorie consumption –particularly of animal origin-, which in turn demand agricultural/ farming products.

Source: IMF Outlook Report (Jan-09)

The dynamic of these Asian giants directly affects our economy through food demand.

An increase in the production of biofuels built on the greater demand of agricultural/ farming products shown during the year 2008, due to the limits on the use of fossil and renewable fuels determined by the environmental policies of developed countries in this regard.

Such joint demand combined with a contraction in grain supply –especially soy- which, together with the use of commodity indexes as financial instruments, generated abrupt oscillations in such prices.

The prices registered in the first semester set a record in the last 25 years.

Nevertheless, it is worthwhile mentioning that in the short run and due to the global crisis from the second semester onwards there was a deceleration driven by the collapse of commercial flows towards the developed countries that will in turn continue in the year 2009.

The crisis caused a strong disarming of financial positions and the deceleration of demand, with price falls of about 40% with respect to maximum values.

Source: Commodity Research Bureau (CRB)

The positive evolution of commodity prices affected the agricultural and livestock segment and accounted for the strong commercial surplus of USD 13,200 million registered in Argentina during the year 2008. Such surplus exceeded the average reported during the last four-year period of USD 11,800 million.

Source: Instituto Nacional de Estadística y Censos1 (INDEC)

In the year 2008 exports reached US $70,589 million, showing a 26% increase completely explained by prices.

With this dynamic, the agricultural and livestock participation (primary and manufactured products of such origin) grew 58%. During the period 2003-2007, this had reached in average 54% of the exported value.

The agricultural and livestock segment obtained US $40,700 million, which represents a 28% increase due to the joint effect of the 39% increase in prices and the 8% fall in volume.

Despite the above, the subsequent fall of such prices will affect the value of exports in the year 2009.

In the meantime, the industrial manufactures totaled US $22,293 million as a result of an increase in volume and price of 17% and 10% respectively, more than half of these exports were sold to the MERCOSUR, mainly Brazil.

Fuel and energy exports totaled US $7,570 million, representing a 10% climb caused only by the price effect since volumes were down, due to the government’s policy of supplying –with subsidized prices- the domestic market.

Imports totaled US $57,413 million in 2008, representing a 28% increase as a result of a 17% increase in quantities and an 11% increase in prices.

	Value	Variation (%)			Main Destination
2008	(in million USD)	Value	Price	Quantity	(% with respect to total)
Exports	70,589	26	26	0
Primary	16,543	32	40	-5	59% Asia y Europe
Agricultural Manufactures	24,183	25	38	-9	56% Asia y Europe
Industrial Manufactures	22,293	28	10	17	64% Mercosur
Fuels	7,570	10	26	-9	43% Mercosur
Imports	57,413	28	11	16	38% Mercosur
Commercial Surplus	13,176

Source: INDEC

During the last years imports were driven by the growth policies promoted from the government: salary increases, public expenditure and low interest rates.

1 National Institute for Statistics and Census, an agency within the Ministry of Economy that produces official statistical data on Argentina.

Even with a strong increase in public expenditure, the results of the national government improved significantly after the meager surplus reported the previous year.

During the year 2008, the amount collected by the AFIP totaled AR $269,500 million, improving 34.9% per annum, or AR $70,000 million. Tax pressure reached 26% of the GDP, this being the highest percentage registered since 2003.

84% of the increase in the AFIP’s collecting power was driven by four taxes: Labor Taxes –due to salary and payroll increases and the increase of personal contributions from 7% to 11%-, VAT, Withholdings and Income Tax.

Such improvement pattern stressed the cyclical nature of the national tax system. The participation of taxes related to the level of activity climbed from 77.5% in the year 2007 to 79.5% during the present year.

Income increase caused a strong improvement in the government’s cash flow, which, from December onwards, also incorporated the cash flows from monthly contributions and assets of the Private Pension Funds System or AFJPs.

In this way, the resources of the national government totaled AR $217,500 million in 2008, which represents a 39% annual increase. Meanwhile, primary expenditures reached AR $186,600 million reporting a 35% increase.

Current expenses grew 38% due to the higher importance of the transfers to the private sector directed to energy, transportation and food industries, which grew 60%. Capital expenditure grew 18%.

Different price systems in public services, established at the consumer level, generated transfers from the government to the producers. This is the reason why the effect of the subsidies for consumers within current expenses climbed from 25% to 28% in the year 2008.

	2003	2004	2005	2006	2007	2008
AFIP Collected Amount	72,244	98,285	119,252	150,009	199,782	269,526
National Gov. Income	61,216	82,012	98,154	123,803	155,987	217,411
Primary Expenditure	52,620	64,788	78,691	100,937	138,310	186,613
Primary Income	8,597	17,224	19,463	22,866	17,677	30,799
Interest	6,883	5,704	10,247	11,548	16,468	17,897
Financial Income	1,713	11,520	9,216	11,318	1,210	12,902

Source: Ministry of Economy and Public Finance

So, the government reached a primary surplus of AR $30,800 million, up 74% compared to the amount reported in the year 2007.

In turn, interest payments grew only 9% due to a lesser adjustment of CER and the little variation in the exchange rate annual average.

The financial surplus, a measure that represents the government’s final saving and the accumulation of financial assets, mainly deposits, totaled AR $12,900 million, up 10 times compared to the value reported for the year 2007.

In this way the Government completes 6 consecutive years of primary and financial surplus.

Source: Ministry of Economy and Public Finance

The change in the external context –summarized in the decline in commodity prices and the respective devaluations of Argentina’s main buying countries- and the deterioration of expectations in the local economy stressed the private dollarization.

As a consequence of the international crisis and of the internal factors described above the growth rate decelerated throughout the year.

Source: Ministry of Economy and Public Finance

During the year 2008, labor indicators measured in actual conditions lost the dynamism of previous years.

The average nominal salary up to December grew 22.5%, which adjusted by the Implicit Price Index–IPI- of the GDP represented a 2% increase. In the meantime, employment improved slightly affected by the deceleration in the construction and export industries.

Consequently, the actual payroll showed a 3% increase compared to the 9% increase registered in the year 2007.

The actual exchange rate –AER-, a competition indicator, deteriorated due to the increase in the IPI and the devaluations registered during the fourth quarter of the Real, the Euro and the Yuan, these being the monetary units of the main destinations of Argentine exports.

As a result of such deterioration of competition and also due to the capital outflow, the BCRA gradually devaluated the Argentine peso along the second semester by 14%, aimed at achieving the double purpose of reducing the fall on reserves and minimizing reduced competition.

The AER adjusted by the IPI, with the decline of the fourth quarter, is below the value reported in the year 2003, which, despite that, shows a reasonable competition level for our economy.

The industrial activity accompanied the deceleration of domestic expenditure and exports –particularly of vehicles, equipment and industrial supplies- caused by the decline in external demand, especially that of Brazil.

Indeed, the average industrial activity in 2008 showed a 6.8% increase, although in the second semester it decelerated, reaching in December a 5.1% annual increase.

* “EMI” (Estimador Mensual Industrial) (Monthly Industrial Estimator)

The industry’s idle capacity during the year 2008 was 25.2%, marginally lower than 26%  recorded in the year 2007.

The deceleration of the economic growth together with salary increases similar to the inflation rate caused a stable unemployment rate of 7.9%, which rate is consistent with the registered trend of low creation of new employment.

The fall in demand and in the prices of commodities and the deceleration of the economic rhythm in Brazil will account for the decline in exports in the year 2009. Automatically, and due to the close relationship of imports with growth, these will also suffer a reduction.

In the year 2009, due to the payment of interest of approximately USD 5,800 million, so the government will seek to support a primary surplus above 2.5% of the GDP.

Nevertheless, the strong amortization of debt dues, which, net of automatic refinancing, reach USD 11,200 million, would also be covered.

The exchange of Secured Loans, the use of assets from the private pension funds system (AFJPs) –now held by the Government-, combined with the lending in the public financial system, and the possible use of the reserves held by the BCRA, subject to the new limits established as a consequence of the recent amendment of the Charter for payments to international organizations will allow to achieve with greater comfort the strict Financial Program of the year 2009.

The expected tax evolution and the fulfillment of the financial obligations would lead to an improved environment of confidence and with that to minimize dollarization process.

Source: Ministry of Economy and Public Finance

The change in the international scene drives us to estimate a strong deceleration of growth during the year 2009.

Monetary Market & Financial System

During the year 2008, the change in the external and local context affected the monetary market, leading the financial system to adopt credit caution policies essentially during the last quarter, in order to support the financial stability and liquidity, in a scenario of capital outflow from Argentina.

The mortgage crisis originated in USA in 2007 and concentrated in investment banks, -not subject to the regulatory power of the Federal Reserve-, turn to be systemic as it extended to the commercial banks of such country and Europe.

The weakness of the global financial system caused significant volatility in government bonds and shares, strong losses and the decapitalization of entities, bankruptcies and bank absorptions, simultaneously with the rupture of the credit chain between banks, companies and individuals, a basic input to move from deceleration towards a deep recession.

The financial crisis spread and paralyzed the real and financial transmission channels that move the lending market and worldwide trade.  The above exposed the framework of all the economies and, thus, the limited disconnection between the developing countries and those of Southeast Asia with respect to central economies.

In this scenario, the monetary authorities of the United States and Europe acted in coordination –and for the first time ever in history-, defining similar policies to rescue financial entities and companies, while they also allocated funds –almost unlimited- in order to absorb the impact of credit contraction.

In the year 2007 the world grew vigorously and the central banks were concerned about slowing down the growing expectations of inflation. A year later, the bias of the monetary policy changed diametrically upon the strong deceleration that motivated a series of reductions in reference rates. Such reductions accelerated as the credit contraction emphasized more and more, closing the year 2008 at 0.25% in the case of the rate determined by the FED and 2% in the case of that of the ECB (European Central Bank).

Source: Bloomberg

The duration and depth of the global crisis also led to the governments’ intervention, through expansive tax policies such as tax reductions and sectorial assistance through public expenditure, measures that will translate into strong deficits in the following years.

The monetary and tax measures defined in central countries aimed at substituting the contraction of private expenditure. Such action did not prevent the private expectations of a recession context from spreading.

The crisis drove to capital outflows and currency depreciations in South America.

In Argentina, such tensions combined with the conflict with farmers and the nationalization of the private pension fund system (AFJPs) and the drop in the price of commodities, all of which generated a persistent dollarization of the private sector with consequences on the monetary and exchange market and on the country risk.

Such process concentrated between April and October registering a capital outflow of USD 10,400 million. The annual result was a net capital outflow estimated in the amount of USD 6,300 million.

In this context, the exchange rate moved according to the BCRA, who backed with reserves, induced to a valuation of 4% during the conflict with farmers.

With the external turbulence, the monetary authority changed its position allowing a managed devaluation of 14% from July, accompanying the depreciation of the Brazilian real.

The market of sovereign bonds did not operate indifferently to volatility. There was a confluence of strong sales of Argentine assets in the international markets within a liquidity generation process also related to a strong pessimism as to the government’s capacity to repay its financial debts. The country risk exceeded 1,900 base points, reaching 1,695 base points at the year end.

Between the years 2005 and 2007 the distinctive feature was the accumulation of foreign currency with monetary sterilization. Along those lines, the BCRA purchased 34,000 million US dollars to the private sector, absorbing monetary issuance by placing government bonds for an amount of $33,300 million between Swaps, Lebacs/ Nobacs and by allowing the monetary base to grow at an average annual rate of 24% in the period.

In the year 2008, -with capital outflows-, the BCRA supplied the exchange market with 1,000 million US dollars. Besides, it counterbalanced the lesser liquidity with the repayment of debts that totaled $4,900 million. The currency base expansion reached a 10% per annum.

		BCRA Acquisitions / Sales	Sterilization
	Capital	- Private Sector -	- Changes in Debts -	Monetary Base
	Account	(in million USD)	(in million AR$)	Variation
2005	7,978	9,677	11,450	10%
2006	5,317	14,007	9,145	36%
2007	8,550	10,474	12,680	25%
2008	-6,829	-1,018	-4,863	10%

Source: BCRA

Simultaneously, the M2 (Bills and Coins and Demand Deposits) - the aggregate controlled by the monetary program - and the M3 (M2 and Term Deposits) grew 19% and 11% respectively. Both aggregates grew 18% in average during the period 2005-2007.

Despite the above, the private M2 only grew 8%, a third of the progress recorded during the three-year period 2005-2007, this being a difference that reflected the strong change in credibility with respect to the Argentine peso.

Source: BCRA

Under the dollarization context, total peso and dollar deposits grew 14.5%, down 6 percentage points from the values recorded in the year 2007, totaling $228,900 million in December.

The evolution of public deposits tripled the values recorded for the year 2007, registering a 32.9% increase. In turn, private deposits only grew 8.5%, a third part of the values registered the previous year and reflecting capital outflows.

Financial System Deposits & Private Lending ($ + USD) -in million $-
	Total Deposits			Private Deposits		Public Deposits	Private Lending
	In Values	GDP %		Totals	Time Dep.		In Values	GDP %
2005	133,076	23.2%		98,526	54,581	34,550	52,555	9.2%
2006	165,641	23.6%		120,742	68,658	44,900	74,275	10.6%
2007	199,973	22.1%		150,738	82,011	49,235	104,211	11.5%
2008	228,924	21.4	% (e)	163,515	90,946	65,409	128,214	12.0	% (e)
Variation
2006	24.5%	///		22.5%	25.9%	30.0%	41.3%	///
2007	20.7%	///		24.8%	19.4%	9.7%	40.3%	///
2008	14.5%	///		8.5%	10.9%	32.9%	23.0%	///

(e) Estimated value.

Source: BCRA

The strong increase in public deposits was the result of tax improvement combined with the transfer of $8,300 million administered the private pension fund system (AFJPs).

At the same time, the less increase in private deposits was the result of uncertainty and the negative actual interest rates.

Private demand deposits –most affected by the inflationary cost- grew 5.6% up to $ 72,600 million, and time deposits (pesos and dollars) totaled $90,900 million, representing a 10.9% increase.

Nevertheless, it is worthwhile to mention that if these are adjusted due the transfer of term deposits held by the private pension fund system (AFJPs) to the public sector, the increase would have reached 14.9%. This reflects the certainty of investors regarding the perceived solvency of the local financial system.

The degree of monetization of the Argentine financial system during the last two years dropped 2 percentage points reaching 21.4% of the GDP, down 7 percentage points as compared to the value recorded during the 1990s and 20 points below the values registered in the financial systems of Brazil, Chile and Uruguay.

The demand for private credit grew 23%, half the value reported in the year 2007, totaling $128,000 million. The progress in loans granted dropped throughout the year due to the increasing uncertainty, the climb in financial costs and the economic deceleration.

Source: BCRA

The increase in loans granted in pesos and in US dollars was similar, 22.8% and 24.2% respectively, but the different credit facilities showed strong differences.

Commercial loans grew 13.7% in the year 2008, representing 46% of the total loans to the private sector, a progress that reflected the adjustment made by private companies to their investment programs and stocks as a result of the activity contraction. Certainly, during the first three quarters, the commercial loans grew at a monthly rate of 1.4% and in the last quarter such loans grew at a monthly rate of 0.2%.

In turn, consumer loans and secured loans grew 33.5% and 30.4% respectively and represented 33% and 21% of the private portfolio. The 3.3% monthly increase registered in consumer loans during the first semester dropped in the middle of the second semester due to the increase in interest rates.

Source: BCRA

Loans granted to the private sector represented 12% of the GCP, up half point as compared to the value recorded at the end of the year 2007. The lending volume is 10 and 23 points below the values registered in Uruguay and Brazil, respectively.

During the volatile year 2008, the financial system continued to focus on systematic solvency, due to the quality of the portfolio, the low lending concentration, the sustained financial profitability and the scarce leverage.

Lending quality improved for the sixth consecutive year. The irregular portfolio that represented 3.2% of the total loans to the private sector as of the closing of the fiscal year 2007, dropped to 3.0% in December of 2008.

Loans to the non-financial public sector grew 1.7% and reached the amount of $17,060 million, representing 13% of the private loan stock. During the crisis of the year 2002, for each peso of a private loan, the system had another one granted to the public sector.

The results accumulated by the financial system during the year 2008 totaled $4,730 million, up 21.1% as compared to the value registered for the previous year, and represented a return on equity (ROE) of 13.3%, which shows an increase with respect to the 11% recorded for the year 2007.

Source: BCRA

The results recorded for the year 2008 allowed an increase in the added shareholders’ equity of 12.4%, reaching the amount of $41,370 million and showing a 91% surplus regarding the minimum capital requirements imposed by the BCRA.

In this way, the Argentine financial system registers four years of positive results that mean more solvency with respect to the financial systems that are closer to the global crisis.

Main Indicators of the Financial System

The following table shows the evolution of the main indicators of the financial system.

	Unit	2004	2005	2006	2007	2008
Assets	Million AR$	212,562	221,962	258,384	297,963	347,336
Private Loans	Annual Var. %	22.9%	36.1%	39.3%	41.8%	20.3%
Liabilities	Million AR$	188,683	195,044	225,369	261,143	305,964
Deposits	Annual Var. %	23.3%	17.0%	25.2%	20.3%	15.1%
Shareholders’ Equity (SE)	Million AR$	23,879	26,918	33,014	36,819	41,372
Profitability	Million AR$	-898	1,780	4,306	3,905	4,730
ROA	%	-0.5%	0.9%	1.9%	1.5%	1.5%
ROE	%	-4.2%	7.0%	14.3%	11.0%	13.3%
Minimum Capital Surplus	%	185.0%	173.0%	134.0%	93.0%	91.0%
Leverage – Liabilities/ SE	Times	7.9	7.2	6.8	7.1	7.4

Source: BCRA

The Argentine financial system continues its consolidation process after the crisis verified in the year 2002, reaching a stage of more stable results.

Besides, the systemic solvency and liquidity –which combined with little external financing that isolates it from the global crisis- will allow the system to bear up the year 2009 without major difficulties continuing its positive contribution to the national economy.

Economic & Financial Situation of Banco Macro S.A.

During the fiscal year 2008, Banco Macro S.A. and its controlled entities (hereinafter referred to as Grupo Macro) have intensely worked to unify the working criteria. Furthermore, they moved forward on reaching an equal technology platform and kept on seeking the way of taking the advantages offered by an economy of scale.

Grupo Macro is currently formed by the following financial entities:

The distribution network of Grupo Marco is made up of 416 branches – the widest in the Argentine private sector – 240 of which belong to Banco Macro, 150 to Nuevo Banco Bisel S.A. and 26 to Banco del Tucumán.

Branches are established throughout the territory of the country, being the entity with the strongest presence outside the capital city.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system as a whole, evidencing a strong presence in the productive areas outside the capital city.

Regions	Grupo Macro	Financial System	Share
Northwest (NOA)	82	235	35%
Middle	191	939	20%
Northeast (NEA)	35	317	11%
CUYO	15	216	7%
PATAGONIA	17	248	7%
PROVINCE OF BUENOS AIRES	52	1.237	4%
FEDERAL CAPITAL CITY	24	721	3%
Total	416	3.913	11%

Source: Banco Macro S.A.

Grupo Macro has a business model focused on retail banking and serving 2.1 million customers, which is supported by a solid technology platform.

In line with the above, Grupo Macro has invested to increase and improve the operation of its teller machine network, which with its 803 units constitutes the third most important network throughout the country.

In addition, the consolidation of Grupo Macro’s technology platform with that of Nuevo Banco Bisel allowed Grupo Macro to have a better Self Service Terminal (SST) network composed of 648 units.

Such structure allowed us to take the fullest advantage of our presence throughout the national territory, shaping to the fullest extent the purpose and ruling principle of our motto “to be always near”.

Solvency

Grupo Macro maintains high solvency levels and large capital indicators, both necessary to deal with the turbulences of complex scenarios.

The ratio of the Shareholders’ Equity over the Assets places Grupo Macro in the first positions among the entities of the comparative group reaching 12.6%.

The Shareholders’ Equity was increased from AR $2,708 million to AR $2,817 million, such variation being due to the following:

Changes in Shareholders’ Equity Figures in million AR $
Shareholders’ Equity as of the end of the previous fiscal year (12/31/07)	2,708
Repurchase of Shares	-380
Cash Dividends	-171
Income for the Fiscal Year	660
Shareholders’ Equity as of the end of the Fiscal Year (31/12/08)	2,817

Source: Banco Macro S.A.

The “quantifiable equity liability” (RPC)2 of the Group showed a 135% excess in respect of that required by the rules of the BCRA, which exceeded by 48% the RPC recorded in the financial system as a whole.

The strength of this indicator was not affected by the share repurchase program that reached the amount of AR $380 during the period and allows the bank to support the distribution of profits to the shareholders in the year 2009.

Grupo Macro’s leverage level –Liabilities/ Shareholders’ Equity- reached 7 times, slightly above the value registered during the previous year. This measure is still lower than that shown by the group of banks of the financial system -7.4 times-, evidencing Grupo Macro’s growth potential.

Deposits

In 2008, deposits showed a 16% annual increase. Particularly, non-financial private sector deposits remained stable in approximately AR $11,900 million. To the contrary, the public sector increased its deposits by AR $2,164 million, up 122% compared to the values recorded for the previous year.

The change in the composition of the growth in both sectors is mainly the result of the end of the pension fund private capitalization system managed by the AFJPs, leaving these funds to be administered by the government authorities, through the ANSeS, this being the reason for such deposits to be currently recorded in the public sector.

The share of the non-financial private sector in total deposits dropped from 86% to 75% due to the above described structural change.

Grupo Macro, together with other two foreign entities, is at the top of the ranking of deposits, among private capital banks. Its market share climbed 0.3% during the year, turning from 6.2% in December 2007 to 6.5% in December 2008.

2 Spanish acronym for “Responsabilidad Patrimonial Computable” (Argentina).

The following table shows the evolution of its components:

Deposits Figures in Million AR $	12/31/06	12/31/07	12/31/08
Checking Accounts	1,881	2,600	2,581
Savings Accounts	2,097	2,780	2,717
Time Deposits	4,381	5,907	6,032
Other	416	517	538
Total Non-Financial Private Sector Deposits	8,775	11,804	11,868
Total Public Sector Deposits	1,296	1,774	3,938
Total Financial System Deposits	5	13	22
Total Deposits	10,071	13,591	15,828

Source: Banco Macro S.A.

Loans

Grupo Macro has developed its activity in a context of markets that were more volatile than the previous year. The behavior of its active portfolio and the goals set for the year have not been affected.

The year 2008 was the “year of order”. The directions and instructions from top management insisted on improving the management of our portfolio reaching higher efficiency levels and dynamism, covering process systematization to customer service quality.

Besides, the bank continued with its active portfolio generation strategy in the segments set as goals.

The strategy of Grupo Macro is based on three essential pillars:

▪	Medium and low income retail segment, which main products are Plan Sueldo to private and public sector employees and to retired people.
▪	Corporate Banking segment. Focused on small and medium companies having strong relationships with large companies through cross selling to employees, customers and vendors/ suppliers.
▪	Provincial governments, through Financial Agent agreements that allow an exclusive and long-lasting relationship accessing to a broad customer base.

As evidenced in the table below, as of the end of the Fiscal Year the total loans to the private sector plus such leasing financing reached the amount of AR $11,254 million, which compared to the amount of AR $9,709 million recorded as of December 2007, represents an absolute increase of AR $ 1,545 million, which in turn means a 16% increase.

The Bank has a consolidated position in the local financial market, whose market share in loans to the private sector reached 8.2%, positioning the Bank in the third place in the financial system and in the second place among private capital entities.

Loans Figures in Million AR $	12/31/06	12/31/07	12/31/08
Advances	1,103	1,375	1,556
Documents	544	1,214	1,349
Mortgages	426	620	739
Pledges	301	348	340
Personal	1,431	3,208	3,806
Credit Cards	498	722	869
Other	1,221	1,852	2,234
Total Loans	5,524	9,336	10,893
Leasing	282	373	361
Total Financing	5,807	9,709	11,254

Source: Banco Macro S.A.

Although all the credit lines assigned to companies grew throughout the year, in this complex scenario the Bank gave priority to an orderly expansion supporting the agribusiness sector and to foreign trade and strengthened incipient products such as Tarjeta Agro (Agro Card).

Regarding financing to individuals -a major strategic goal of the Bank’s commercial activity– the performance of the Personal Loan line is remarkable as during the last years and the balance of this activity as of the end of the fiscal year reached the amount of AR $3,806 million, which represented a 19% increase compared to the amount of AR $3,208 million recorded as of the end of the previous fiscal year.

Credit Card balances showed a similar behavior with a 20% increase. These kinds of products play a predominant role in commercial lines of small and medium businesses. In this sense, the Bank’s relative advantage as Financial Agent of four provinces dimensions and strengthens these characteristics.

As of the end of the Fiscal Year the Bank recorded 675 active personal loans, which means that during the year 2008 this product increased by 108 transactions.

Liquidity

The Group’s liquidity reached AR $8,136 million as of the end of the fiscal year, up 13% from the previous year. In terms relative to deposits, said indicator dropped from 53.1% recorded as of the end of the previous fiscal year to 51.4% as of December of the year 2008.

The assets composing this indicator are low risk and short term assets: LEBAC or NOBAC, swaps with the BCRA, cash and cash equivalents and, to a lesser extent, loans granted for terms not exceeding 31 days to first-rate companies.

The following table shows the consolidated balances as of the end of the Fiscal Year:

Liquidity Figures in million AR $	12/31/06	12/31/07	12/31/08
Cash & Cash Equivalents	2,627	3,117	3,524
LEBAC / NOBAC	2,787	3,478	3,329
Other	1,152	622	1,172
Total Liquid Assets	6,566	7,218	8,136
Hedging of Total Deposits	65.2%	53.1%	51.4%

Source: Banco Macro S.A.

The Group’s liquidity, measured in terms of deposits, exceeds by 10 percentage points the liquidity recorded in the financial system. This is a distinguishing element of the Group that, without capital or liquidity restrictions, allows the Group to grow with profitability.

Results

Banco Macro continued to demonstrate its financial and solvency potential, which is reflected in the net income of AR $660 million in the fiscal year 2008, up 33% from the AR $495 million of the previous year.

Said profitability represented a ROE –average return on equity- of 23.8% and a ROA –Average return on assets- of 3.0%, positioning it as one of the most profitable banks in the Argentine financial system. These results evidence the improvement in efficiency and productivity reached during the year 2008.

The Group’s main challenge for the next year is to get the customers to make more use of the Group’s assets and services in order to intensify the structure’s efficiency as well as to extend the Macro trademark to new prospect customers.

Results
Figures in million AR $	12/31/2007	12/31/2008	Variation
Financial Income	1,891	3,030	60%
Interest from Loans	1,035	1,869	81%
Income from Government Securities & Corporate Securities	489	641	31%
Secured Loans	35	37	6%
Adjustment for CER3 and CVS4 clauses + Other	332	483	45%
Financial Expense	806	1,342	67%
Gross Intermediation Spread	1,085	1,688	56%
Bad Debts Charge-Offs	95	298	214%
Net Income from Services	512	719	40%
Administrative Expenses	957	1,211	27%
Net Income from Financial Intermediation	545	898	65%
Various Profits & Losses and Third Party’s Part.	42	23	-45%
Net Income before Income Tax	587	921	57%
Income Tax	92	261	183%
Profit for the Fiscal Year	495	660	33%

Source: Banco Macro S.A.

Local Controlled Financial Entities

Banco del Tucumán S.A.

On 31 December 2008, Banco del Tucumán S.A. ended its third year under Grupo Macro’s control.

In the province of Tucumán the deposits and loans of Banco del Tucumán represent a market share of 34.5% and 39.1% respectively.

During this year the Bank started significant projects. In the month of May the Bank joined the BANELCO service network and initiated an ATM renovation process. In the same line, the Bank acquired from the provincial government fourteen real properties in which branches are currently operating.

The Bank continued its process to adequate Banco del Tucumán’s image to the Group’s image with the remodeling of 7 branch offices.

It is worthwhile to highlight the positive result achieved during the fiscal year. The Bank registered profits in the amount of AR $32.9 million, up 75.9% from the prior year, that represent a ROE of 27% with respect to the net worth.

3 Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).
4 Acronym in Spanish, “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Businesses experienced a significant growth. Products aimed at individuals grew 20.6% and under this expansion personal loans showed an 18.6% increase and the credit card segment climbed 47%. On the other hand, loans granted to companies registered a 90.5% increase.

In line with the evolution of assets, interest-bearing deposits recorded an annual growth of 16.3%, also supported by the opening of the area devoted to Banca Premium (Premium Banking Services).

Including the income for the year, the net worth reached the amount of AR $153 million.

Nuevo Banco Bisel S.A.

During the fiscal year, income reached AR $276.0 million. Such amount was completely capitalized and therefore the NBB reached a net worth of AR $1,389.4 million.

The leverage level (Liabilities/ Shareholders’ Equity) turn from 2.4 times to 2, since total deposits remained flat from the previous year. Total deposits dropped 0.4% reaching an amount of AR $1,921.6 million as of the end of the year 2008.

The farm crisis reduced the producers’ cash flow and therefore their liquid resources. Such situation affected the financial liquidity in the influence area of NBB’s branch network.

At the same time, lending activity to the non-financial private sector grew 19.7% during the year 2008 moving from AR $1,483.9 million to AR $1,775.9 million, which represented a growth level similar to the one registered by the system.

The activity in the individuals segment evidenced improvement during this year. Personal loans and lending through credit cards grew 24.9T% and 7.3% respectively, totaling 35% of the active portfolio.

On the other hand, the Documents segment, which represents 24.6% of the portfolio, dropped 35% this year. Advances grew by AR $125.9 million and the Other account –mainly including Foreign Trade transactions- registered a 58.7% increase, with a relative participation of 11.1% over the portfolio. As far as Financial Leasing, the activity in this segment grew 5.4% in the year 2008.

The portfolio quality declined and the irregular portfolio (2 to 6 Situation) with respect to total financing climbed from 2.2% in 2007 to 4.0% in December 2008.

Provisions for bad debts increased and the indicator for provisions over financing changed from 1.8% as of the end of the year 2007 to 3.7% in the current year, where 91.1%  of such irregular credits are covered by provisions, up 6 percentage points from the provisions registered the previous year.

Furthermore, such increase was a consequence of the entity’s decision to create provisions over the required ones in order to cover a potential deterioration of the portfolio during the year 2009 caused by the deceleration of the expected growth.

Financial income for the year ended in December 2008 reached the amount of AR $ 631.6 million, up 69.8% from the previous year. Financial expense climbed to 46.2% after going from AR $122.5 million to AR $179.0 million in the present year. Consequently, the gross intermediation spread grew 81.4% from the year 2007.

Net income from services showed a significant increase of 30.5% since such amount climbed from AR $109.9 million to AR $143.4 million. Such improvement was slightly below the increase recorded in administrative expenses, which registered a 33.2% increase.

The management developed throughout the year 2008, as well as the planning for the already-started year 2009, is the result of the policies defined by Grupo Macro, which has represented and represents an important added value for the Entity.

In that same line, we continued to strengthen our efforts to homogenize the corporate image, products and services, as well as to unify the administrative routines and the business coordination and credit analysis routines.  Simultaneously, we completed the regionalization process of the branch network, achieving a sole coordination aimed at achieving more efficient commercial actions, administrative acts and process management actions.

Grupo Macro’s Main Indicators

The following table shows the evolution of Grupo Macro’s main indicators.

	Unit	2006	2007	2008
Assets	Million AR $	14,505	19,781	22,425
Private Loans	Annual Var. %	87.6%	67.2%	15.9%
Liabilities	Million AR $	12,190	17,011	19,608
Deposits	Annual Var. %	53.4%	35.0%	16.5%
Shareholders’ Equity	Million AR $	2,315	2,708	2,817
Return	Million AR $	424	495	660
ROA	%	3.6%	2.8%	3.0%
ROE	%	22.2%	20.2%	23.8%
Minimum Capital Surplus	%	258%	149%	135%
Leverage –Liabilities/ Shareholders’ Equity-	Times	5.3	6.3	7.0

Source: Banco Macro S.A.

Ratings

During the year 2008, the rating agency Moody’s kept stable the ratings for Banco Macro’s shares (1), local currency deposits at a national scale (Aa1.ar) and foreign currency deposits at a national scale (Ba1.ar).

The ratings granted by Fitch Ratings showed the same behavior and remained in level 1 for shares and in A1+(Arg) for deposits (short-term debts).

On the other hand, Subordinate Corporate Notes Series 1 for US $150 million, and Non-Subordinate Corporate Notes Series 2 for US $150 million remained stable in categories A (Arg) and AA (Arg), respectively, as rated by Fitch, and in Aa3.ar as rated by Moody’s for both issues.

Non-Subordinate Corporate Notes Series 3 remained rated Aa1.ar and AA (Arg) for Moody’s and Fitch, respectively.

Finally, as a consequence of the revision to the lower rate assigned by Fitch Ratings on the sovereign rating of the Republic of Argentina from B to B-, and taking into account that the maximum rating for local companies only allows one more grade, Banco Macro’s long-term international rating was lowered from “B+” to “B”.

The deposits of Nuevo Banco Bisel and Banco del Tucumán received a rating similar to that received by Banco Macro, both being assigned by Moody’s.

The ratings received by the group companies are the highest assigned to entities of the Argentine financial system.

Corporate Governance

The aim of Banco Macro S.A. is to position as a leading bank, which through the development of ethical, sensitive and profitable activities, provides to its employees a work environment in which they may develop, delivers a an excellent service  for its customers, supports its values from shared responsibility together with the community and respects the shareholders’ interests.

Ownership Structure

Banco Macro S.A. is an open-capital company. It currently lists 64.7% of its shares in the Buenos Aires Stock Exchange –BCBA- and New York Stock Exchange –NYSE-. In the case of the NYSE it lists is shares as American Deposit Receipts or ADRs.

Among its main holders are Fondo de Garantía de Sustentabilidad (Sustainability Guaranty Fund) of the national social security system (ANSeS), local and foreign investment funds, institutional investors and retailers.

The Bank’s principal individual shareholders and founders have large experience in the financial system and are members of the Bank’s Board of Directors, which means they participate in strategic decisions aimed at long lasting strengthening of Grupo Macro’s value.

Board of Directors - Composition & Functions

The Board of Directors is the top management body and its main function is to establish the Bank’s management and development policies.

The Board of Directors is currently formed by 10 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has an Audit Committee composed of three independent Directors.

Position	Name
Chairman	Jorge Horacio Brito
Vice Chairman	Delfín Jorge Ezequiel Carballo
Regular Directors	Jorge Pablo Brito
Juan Pablo Brito Devoto
Roberto Julio Eilbaum
Luis Carlos Cerolini
Carlos Enrique Videla (1)
Alejandro Macfarlane (1)
Guillermo Eduardo Stanley (1)
Constanza Brito
Alternate Directors	Mario Eduardo Bartolomé
Ernesto Eduardo Medina
Marcos Brito
Fernando Raúl García Pulles (2)

(1) Independent Directors / Members of the Audit Committee.
              (2) Independent Alternate Director / Alternate Member of the Audit

Best Practices

In accordance with the general guidelines spread along the best practices on Corporate Governance, the Bank has adopted, for the corporation and its members, the following policies:

Code of Ethics

The Bank has established a Code of Ethics applicable to top level directors and managers.

The Bank expects all its employees to act in accordance with the highest personal and professional integrity levels in all aspects of their activities, comply with all applicable laws, discourage any reproachable behavior and abide by the Bank’s Code of Conduct and other policies and procedures adopted by the Bank and which regulate the conduct of its employees. This Code of Ethics is intended to complement the Bank’s Code of Conduct.

Code of Conduct

Banco Macro seeks to create a work environment that encourages responsibility, execution capacities, commitment, results, loyalty, honesty, good communication and team work.

Achieving a pleasant work environment requires to base daily relationships on mutual respect, trust and cordial and simple treatment, both between fellow workers and chiefs and suppliers and customers, and to perform all activities with the highest labor and personal  ethical standards.

To that effect, the Code of Conduct is aimed at providing the basic principles for all members of the Bank to act in the same manner and with the same values in similar situations. The confidence offered by the shareholders, customers and the public in general depends mostly on the compliance with these principles or standards.

Code of Banking Practices

As a quality emblem, Banco Macro adhered to the Code of Banking Practices jointly prepared by the different Bank and Financial Entities Associations in the Republic of Argentina.

This implies the Bank is committed to promoting the best banking practices in the country in order to strengthen the rights of those who use financial services and products.

Application of International Standards

Banco Macro lists its shares in the New York Stock Exchange so it must comply with the provisions of the Securities Exchange Commission (SEC), which include, inter alia, compliance with the Sarbanes Oxley (SOX) Act.

The purpose of this act is to raise significantly the standards of corporate transparency and accountability as regards financial information, go deeply into business ethics and strengthen the public’s confidence on public offering of securities.

Therefore, corporate management officers have increased responsibility in this aspect and the internal controls established to mitigate all risks related with the integrity and accuracy of the information, including the risk of fraud, contained in the financial statements are to be revised and systemized.

To such effect, the introduction of the SOX Certification and compliance with its provisions is the responsibility of the entire organization, being Internal Control an intrinsic part of the management of the business due to the broad variety of existing risks and their potential impact on the entire organization.

Control Environment

Top management considers it primary to achieve the best results saving efforts and resources, i.e., at the less possible cost. Therefore it is necessary to control that all Board decisions are adequately complied with, meaning that all actions performed are consistent with such decisions, within a basic scheme allowing initiative and considering the circumstances in each particular case.

It is necessary to point out that, although the primary factors to be taken into account are the integrity, the moral and ethical values and the capacity of its members, there are other aspects that are expressed when shaping the operating processes, and mainly, in how such operating processes are managed and controlled, the level of adherence to policies and the compliance with goals/ objectives arising from the Management.

To such effect, Banco Macro believes the ethical values are essential to achieve an adequate control environment. The Internal Control System is supported by the ethical values, which define the behavior of those who operate such Internal Control System. These ethical values belong to a moral dimension and, therefore, are beyond mere compliance with the Laws, Decrees, Rules & Regulations and other rules and provisions.

In short, internal control is a strategic aspect of management and is part of decision making. The organization has defined the internal control system as the coordinated set of methods and actions taken to protect the assets, verify the accuracy and accountability of the information, promote operating efficiency and encourage adherence to the Management’s policies.

Internal Control is exercised by bringing the compliance with rules and regulations together with the responsibility of the members of the organization, defining strategic points of compliance, establishing deviation detection mechanisms in order to evaluate and correct them and provide feedback.

This system is the responsibility of all and each of the members of the organization. In fact, although it is a process originated in the management and that has been designed to provide reasonable assurance as regards compliance with the Bank’s goals and objectives, each player plays a particular and very important role.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and forming the different committees created within the Board: Executive Committee, Audit Committee, Operating Risk Committee, Anti-Money Laundering Committee, Internal Audit Committee, Systems and IT Committee, Assets & Liabilities Committee, Credit Policy Committee and Recovery Committee.

Management Control

Banco Macro has a management control system in order to guarantee an adequate generation, interpretation and analysis of the strategic information necessary for the Bank’s budgets and management control. This allows an orderly and complete assistance to executives and management levels in decision making processes.

Risk Management

The financial activity is subject to multiple risks. These risks must be managed by the Bank’s management body through a continuous process in order to provide reasonable assurance with respect to the impact thereof and how such risks may affect compliance with the goals established by the Bank’s Management.

Some of the main risks in the financial activity include:

•	Credit Risk
The Credit Risk is the possibility of a loss occurring due to the total o partial failure of our customers to settle their financial obligations with the Bank as they fall due.

Banco Macro has credit risk and counterparty risk policies directed to the management and control of credit risks and the aim of which is to ensure that they remain within the Bank’s tolerance for risk.

Specialist support functions permanently analyze and evaluate the exposure to this risk through indicators and portfolio evolution data, preparing monitoring, evolution and behavior reports on loan portfolios, either individually or grouped by economic segments, which are subsequently used by the Bank’s Management and Committees.

The year 2008 was characterized by the adoption of numerous measures aimed at increasing the quality and efficiency of the credit process.

The Group unified the structures and processes of the risk management units of Banco Macro and Nuevo Banco Bisel, simultaneously with the migration of Nuevo Banco Bisel’s operations to a shared IT platform with Banco Macro.

As to the credit policy applicable to loans granted to individuals, the Bank made several changes in the generation of financing, among which we may mention the following:

•	Application of more sophisticated risk evaluation methods (Scoring) for customers under the Plan Sueldo Privado (Private Salary Program).
•
Adoption of more conservative policies as to credit assignment, calibrating the levels in which income is affected according to the score, credit behavior, business segment to which the customer belongs and the customer’s income level.

In order to make operations more agile, the Bank introduced some changes into the Credit Policies Manual such as the granting of individual powers for credit approval and increasing the credit powers of regional committees.

During the year 2008, the Bank reformulated credit administration rules, automating procedures and eliminating controls and manual tasks.

The Bank also implemented Risk Indicator Boards incorporating information on portfolio quality, decline, policy compliance, etc. This allows measuring the efficiency and monitoring the quality with which all credit processes are carried out along the different credit management levels.

The Bank has standard and automatic proceedings to send the arrears portfolio to the pre-legal department; while for the debt-recovery of the commercial or corporate portfolio we established regional debt-recovery areas directly assisting the branches.

The actions carried out allowed the Bank to keep a high quality portfolio, strengthened in turn by the improved coverage with provisions for bad-debt risk, based on a strict debtor rating and provision policy.

•	Market and Liquidity Risk
We define Market Risk as the uncertainty to which the Bank’s future results are exposed in case of adverse changes or fluctuations in the market conditions. The materialization of such risk implies that the entity suffers losses not included in the budget or reductions in its income capacity as a result of variations or fluctuation in the value of market factors such as interest rates, exchange rates and financial asset prices, among others.

The Liquidity Risk is related with the entity lacking enough funds to honor its financial obligations or commitments, and therefore depends on the realization of assets or on obtaining alternate resources –under unfavorable conditions-, to comply with customer fund requirements.

Banco Macro has written policies on Market and Liquidity Risk management and administration guidelines. The Group’s investment strategy is periodically reviewed by the Assets & Liabilities Committee within the scope of the economic and market trends with respect to the market risk, asset and liabilities concentration, due date, expected rate of return and alternate investments. As regards market risk, the Assets & Liabilities Committee also evaluates powers and exceptions.

In order to prevent possible contingencies that may compromise the liquidity or the results of the entity, the Assets & Liabilities Committee evaluates the entity’s situation based on the periodic reports furnished by the Finance Department.

•	Business Risk
The Bank adopted the definition of Business Risk established by the BIS II and by the BCRA. Under such definition, Business Risk consists in the risk of losses derived from inadequate internal proceedings or the failure thereof, human mistakes, system failures and the risk arising as a consequence of external events. This definition includes legal risk, but excludes the strategic and reputational risk.

The Bank has designated a person Responsible for Business Risk whose main task is to ensure a Business Risk Management plan including policies, programs, measurements and powers to identify, assess and manage risks. The purpose thereof is to assist Department Managers and the Bank’s Board of Directors, in an environment of constant and significant changing risks. This process is supervised by the Business Risk Committee.

In this same line, the Bank developed the Business Risk Management Integral Evolutional Model, which includes the identification, measurement, management and monitoring of business risks. The Bank also designed a training program aimed at internalizing within the Entity the concepts inherent to Business Risk and the cultural change it originates. Besides, the Bank put into practice an implementation program of the above described model in order to achieve the complete application thereof in all its stages, having fully complied with the goals established for the year 2008.

Regarding Risk Management related to IT and information systems, the Bank has contingency and business continuity programs in order to minimize the risks that may affect the continuity of the Bank’s operations.

•	Know Your Customer
The “Know Your Customer” policy is considered a basic pillar within the risk management scheme of the banking business. The aim of this policy is to allow the identification and knowledge of our customers and of those who use our products or transactions. It also constitutes a tool to prevent, detect and control Money Laundering and Terrorism Financing activities.

Particularly, in connection with Anti-Money Laundering and Terrorism Financing activities, pursuant to the provisions set forth by the laws and regulations in force and the rules enacted by the regulatory entities or authorities, Banco Macro has created a Committee within the Board of Directors that is in charge of designing and controlling this policy, and a Management unit, whose main function is to design monitoring tools, personnel training programs and to supervise the compliance with all requirements established by the controlling entities, among others.

The ultimate goal of this group of policies and procedures is to prevent the use of Grupo Macro as a vehicle in Money Laundering and Terrorism Financing schemes.

Convergence Model
The Entity adopted a methodology that allows the integrated implementation and monitoring of Risk, Quality and Process Improvement Management efforts.

This convergence model sponsors an organic interaction of all areas under an adequate responsibility scheme.

One of its pillars is the systematic evaluation of the most relevant processes in order to validate the efficiency and effectiveness of the controls designed in order to mitigate non-desired risks. Such evaluation follows a methodology that allows an easy diagnosis of inherent risks, the identification of applied controls, risk monitoring and a conclusion on the process effectiveness.

Its main purpose is to ensure both the existence of an adequate internal control environment for the companies’ activities and compliance with the internal and external regulatory provisions.

Management

Commercial Policy

The commercial policy moved forward during the year 2008 with processes aimed at unifying routines and coordinating the business and with aspects related to the Group’s corporate image.

Simultaneously, the Group incorporated technology to increase its efficiency in the customer service area in the branch network together with the respective review of processes aimed at supporting and improving the Bank’s commercial quality.

The regionalization process of the branch network of the different entities of the Group under one and the same coordination increased the management and efficiency of the Bank’s commercial actions.

Next follows a detailed description of the Bank’s policies regarding Private Banking and Corporate Banking.

Private Banking

The Group intends to keep its leading position as to personal loans and consolidate its position in the credit card market, but particularly focused on the generation of top quality active portfolios, in order to maximize the equation risk reward of the customer segments served by Grupo Macro.

In addition, the Group has focused on the development of transactional products through the sale of services such as Macro Dinámica, Macro Valora y Macro Premium and the insurance business, with the purpose of generating also a stable base of income from fees.

The Bank’s strategy of adequately remunerating the savings of our small and medium savers is the basis of the automated growth in deposits for the business funding.

As to customer service channels, the Group continues to take actions aimed at channeling customers’ transactions through the automatic service channels that better adjust to their needs and requirements: Internet, telephone, Self-Service Terminals and ATMs.

The four items mentioned in the preceding paragraph are in line with the Bank’s core objective of maximizing the profitability of the current customer portfolio through increased product penetration and cross sale, seeking increased loyalty and the creation of long-term relationships.

The commercial strategy to achieve the above is based on the fully customer-oriented vision, founded upon the main strengths of the Group and which can be synthetically summarized as follows:
•	Characterization as a “Universal Bank” taking into account the spectrum of customers by means of a wide product offering covering the potential financial and transactional needs of such customers.
•	Wide geographic coverage of the branch network.
•	Grupo Macro’s capacity as Financial Agent in four provinces.
•	Strong presence in the Argentine Middle region, together with an adequate commercial coverage in the Southern region.

We will continue to go into the relationship with individuals in increasing depth through the Salary Plan, for both the public and the private sector, as well as regarding the retired workers segment.

Commercial efforts shall be focused on the enlargement of our customer base aimed at the sectors of low- and medium-income individuals –whose development, we anticipate, will take place mainly in the provinces– by means of an assistance model adjusted to these needs which in turn allow us to keep a stable base of deposits.

Corporate Banking
During the year 2008, the great challenge concentrated on strengthening the Operating Model that, in line with the commercial policies aimed at focusing on the small and medium-sized companies segment, with particular emphasis on the agribusiness sector, constituted the critical tool for the development of the Bank’s programs.

Therefore, within the total Risk Assets, i.e. business risk plus loans and contingent assets, the group of small and medium-sized companies (including micro enterprises) and the agribusiness sector registered a 63% market share, while the corporate segment and the large companies segment registered a 37% share.

This particular feature is stressed with regards to the generation of deposits from companies where the first group totaled 90% thereof.

As a result thereof, Risk Assets increased at an annual growth rate of 15.7%, totaling a portfolio of AR $ 6,368 million, while corporate deposits reached the amount of AR $3,456 million, about 50% of the business risk.

The integration of Nuevo Banco Bisel into the above described Operating Model and its contribution to the agribusiness sector deserves to be specially addressed since it was one of the pillars of the Business Plan for the year 2008. In this same line, this sector, of little significance in previous years, holds a 12% share in the commercial portfolio and a 7% share in corporate deposits, which demanded significant efforts with regards to commercial campaigns and product redefinition (seed financing and retention of breeding bovines, agreements with agrochemical distributors, participation in specialized fairs and exhibitions, credit lines for the acquisition of farms and farming and agricultural equipment and launching of specific credit cards, etc.)

At the beginning of the year 2008, the Bank made the strategic decision of integrating the Foreign Trade unit into the Corporate Banking department in order to provide more and better support to all interlocutors. As a result thereof, and together with the redesign of certain transactional products and increased emphasis on the sale of such products, the Bank achieved an increase in the volume of fees of around AR $ 22 million compared to the values recorded the previous year.

IT Development

During the year 2008 the Bank completed the activities that allowed the replacement of the systems of Nuevo Banco Bisel with the solutions, applications, processes and standards of Banco Macro. With the completion of this stage, the Group homogenized both banks under the same technology and information environment, which facilitated tasks such as the consolidation of balances, management control and integrated operations of both entities.

As to the technology infrastructure, the Group acquired a new central processor to process the increasing transaction volumes due to the increase in the Group’s customer portfolio.

The Group acquired 90 new ATMs, increasing by 11% the Bank’s ATM fleet for our customers. Simultaneously, the Bank put into operation more than 400 self-service terminals in order to facilitate and make customers transactions in branches more agile.

The Group’s fleet in these customer service channels reached as of the end of the year 803 ATMs and 648 self-service terminals.

The Group also acquired equipment to improve the operating continuity of the company reducing recovery times and the time for the reestablishment of IT services in a larger number of critical systems.

We continued with our efforts aimed at strengthening the Virtual Banking services in order to absorb the increasing demand of the Automatic Channels defined in this area.

Human Resources

Grupo Macro believes that the basis of its growth is the human team that forms it. That is why it defines in its mission as top priority to be a Leading Bank that through ethical, sensitive and profitable activities provides its employees a work environment in which they may develop.

This is why during the year 2008 we worked to accompany the goals defined by the Management as to develop the business, promoting harmonic labor relationships aligned with the corporate values.

An important project carried out by the Group during the year 2008 was the development and implementation of the Quality Program, a program that involves each member and leads the entire organization to work towards the external customer. This approach meant reviewing the internal procedures in order to sustain constant improvements in daily routines. Such project was carried out within the scope of “the year of order”, which allowed us to improve internal processes, procedures and rules in order to continue to adjust to the different needs of our customers, both external and internal.

Each of the areas that compose the human resources department worked to join the business growth, the personal and professional development of our people and to work on the orientation of all customer service areas. In line with this policy, we carried out the first survey on Internal Customer Quality, together with an integral communication program aimed at consolidating the Group’s customer service model.

In this way we tried to stimulate internal multidirectional communications, facilitating the access and the relationship for the communication to be more fluid, clear and direct among all those who form Grupo Macro. The idea is based on the Bank’s motto to be nearer, with receptiveness, and consolidate the Bank’s culture, reflecting the defined vision, mission and values that allow us to face the challenges with efficient solutions.

One of the launchings that were part of the communication program and also part of the Quality program, was the “Macro-Destaca” award that recognizes the acts and attitude of those collaborators who stand out for working beyond the limits of their functions, adding value to the organization. This award is granted on a monthly basis to collaborators throughout the country with the recognition of the Bank’s Management.

On the other hand, but following the same idea of being “always near” and directing our work towards the customer, we continued with our program of visits to Branches throughout the country. The main goal of this program is to listen personally and separately to each member of Grupo Macro, survey their concerns and needs and provide an answer thereto in order to improve labor relationships, foster the best work environment and thus stimulate their commitment to their work and to the institution.

In addition, during the year 2008, we worked intensely on the definition of the most convenient organizational structure to address the needs of Grupo Macro, through a model flexible to regional realities and needs. In this way we consolidated a Single Model in all Divisions that keeps the balance in the operating and commercial efficiency.

Other very efficient line of action as to the training aspect was the combination of highly experienced executives with young employees in work teams. Therefore, during the year 2008 we re-launched several programs focused on work integration of young professionals as in the case of Young Professional Programs, Traineeships for Secondary-School Students and other programs such as Exploring the Future and Learning during Summer.

Additionally, with the purpose of incorporating future young professionals we visited Universities and Post-Secondary Education Institutions throughout the country highly recognized for their quality and introduced our Traineeship Program for Advanced Students.

Simultaneously, we fostered the covering of several positions with internal personnel, thus giving priority of development and the opportunity  of progress to our collaborators.

With respect to Training we repeated personnel-oriented programs aimed at achieving a successful performance in their positions, trying to accompany the implementations of new projects, products and business goals, such as the above described Quality Program. It is worthwhile to mention that the e-learning tools we make available within Grupo Macro stimulates and fosters the professional self-development of all our collaborators.

We also provided an Internal Instructor Program in all Regions mainly aimed at facilitating the regional training activities with references of our own. In this way we ensure a customized training program, training our employees based on the particular needs of each region.

Grupo Macro clearly believes that management levels are the main source for knowledge transmission and for the transmission of Macro’s culture and in order to improve such channel we developed a Program intended for managers and mid-management positions focused on the use of leadership tools.

Other relevant actions developed by the Human Resources Department were aimed at providing the collaborators the best corporate benefits together with strong support and assistance by Grupo Macro in critical situations, social aid or prolonged illnesses that any member of our company may have to suffer or face.

Grupo Macro strongly believes that true employee satisfaction is the key element to maintain an appropriate work environment and stimulate the commitment to the institution.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is for Grupo Macro one of the essential pillars for a long-term success of the company and of the communities in which it develops its activities.

CSR is not limited to the different social programs of Relationships with the community, but rather travels the Group transversely, since it fosters in employees and shareholders responsible practices, which extend to vendors, suppliers, customers and investors as well, and also to governments in their different levels, social organizations, and communication media, among others.

Aimed at strengthening the relationships assumed with the Community and with the universe of internal and external customers, in October of the year 2008 we published our first CSR Report where we described and evaluated both the Group’s social and environmental actions and performance during the year 2007.

The results achieved as to CSR, taking into account the economic resources, the experience and the knowledge acquired throughout the year, were more than satisfactory. These results are not aleatory but rather the result of a substantial interaction of all participants based on the dialogue, which is an essential tool to achieve success in any process.

In this line we started working to report and gather all the information on the actions undertaken during the year 2008. In the second CSR Report we will seek to include a larger number of objective indicators and data regarding each group of interest, as well as to incorporate their expectations and opinions about our actions.

Commitment to the Community: Your Bank Near, Always.

During the year 2008 we continued with the process aimed at professionalizing the actions undertaken by Grupo Macro’s Foundation:

•
We doubled the number of allied social organizations as compared to the number recorded in 2007. This year we added 45 new social organizations to “collaborate with the social, cultural and economic growth of the communities” in which the Bank develops its activities.

•
We worked both with local organizations related to the particular social problems of the communities to which they belong and with institutions operating at a national level, according to the work area and the social issues to be addressed.

•
In order to systematize the objectives and to organize the work with the organizations, we defined five programs which later on led to different alliances with social organizations. Such programs are the following: Education, Integration or Social Inclusion, Social Medicine, Nutrition and Sustainable Work.

•	We analyze the situation and measure the impact: all actions undertaken by the Foundation generated monitoring and evaluation.

•
All institutions selected to work jointly with Grupo Macro must provide sufficient and satisfactory evidence of their experience in the specific areas or subjects and must also report and evaluate the scope of the goals set for their actions.

•	Constant visits and audits are usual ways of evaluation.
•	Each defined goal is related to the reality of each region.
•	We also evaluate the impact of the action seeking more efficiency with respect to the use of the Foundation’s resources.

2008 CSR Results

•
The sponsorship program grew dramatically. The number of children that received a scholarship and were able to complete their school year grew from 7 to 38. To achieve this we entered into new alliances with Fundación Cimientos, Anpuy, Brazos Abiertos and Instituto Técnico Zona Norte. The children belong to the provinces of Córdoba, Salta, Misiones, Santa Fe and Río Negro.

•
During the year 2008, we carried out the first contest known as “Todos por Mi Escuela” (“All for My School”) together with Fundación Escolares. More than 50 rural educational institutions participated in this contest where 14 schools received the building repairs they needed. Such educational institutions receive more than 1,500 children in Humahuaca, Zapala, Gral. Roca, Tilcara, Lib. Gral. San Martín, Oberá, Iruya, Orán, Molinos and Rivadavia.

•
One relevant alliance was the one made with Cáritas San Isidro to sponsor Child and Adolescent Centers, working with the Kindergarten Program. The main goal is to accompany the children during their education and learning process, fostering the completion of their education and complementing and compensating the limitations of public education. A total of 40 kindergartens and 3,518 children from the municipalities of San Isidro, Vicente López, San Fernando and Tigre benefited from this program.

•
3 schools and more than 300 students received training with the training programs known as “Personal Economy” and “The Company” of Junior Achievement in Schools in Córdoba, Mendoza and Salta. Executives from Grupo Macro also participated in teaching activities.

•
In Jujuy and Misiones we sponsored for new reading corners in public schools and community centers with more than 1,500 children and teachers specially trained for the development of reading and writing skills. This activity was performed through an alliance with Fundación Leer.

•	As to sports, 2,000 disabled children participated in the activities carried out by Cecilia Baccigalupo Foundation.
•	The program known as “Alimentando el Futuro” (Nourishing the Future) turn from 3,000 children to 5,000 after the incorporation of new community kitchens in Salta, Jujuy, Misiones and Tucumán.
•
10 young entrepreneurs were recognized for making their projects come true and generating new jobs in Córdoba, Jujuy, Salta, Tucumán and Mendoza. These ventures are related to the following industries: metallurgy, gastronomy, clothing and crafts.

•
More than 200 craftsmen benefited with training programs in cultural identity products and processes through several foundations: Impulsar, E+E (Empresarios Emprendedores), Fundación Jujuy 3000 and the Secretariat of Culture within the Federal Government, through its program known as “Identidades Productivas” (Productive Identities).

•
750 received pediatric medical care and assistance thanks to the train of Fundación Alma, and TUJUME made 7 rural medical tours, visiting 20 villages. This program was designed to provide medical assistance in places in which there is no public hospitals or medical care centers at all.

Next follows a table with detailed information on the programs developed by Grupo Macro’s Foundation, the fields of action of each program, the alliances made, beneficial entities, as well as the regions related to each program in the table.

Program	Field of Action	Allied Foundation	Fields Addressed	Region

	Education	• Fundación Cimientos • Fundación ANPUY • Fundación Brazos Abiertos • Instituto Técnico Zona Norte • Caritas San Isidro • Junior Achievement	• Elementary Education • Sponsorship Programs • Infrastructure Improvement • Complementary Programs • Extracurricular training & tutoring and private lessons.	Salta, Jujuy, Santa Fé Río Negro, Misiones Córdoba, Tucumán Chaco. Vicente López, San Isidro San Fernando, Tigre.

	Nutrition	• San Benito Community Kitchen • Pan de Belén Community Kitchen • Democracia Community Kitchen • Red Conin: Centro Virasoro • San Juan Bosco • Caritas Tucumán • Caritas San Isidro	• Self-management Community kitchens • Nutritional supervision • Repairs and infrastructure in community kitchens	Vicente López, San Isidro San Fernando, Tigre. Jujuy, Salta, Tucumán

	Sustainable Work	• Fundación Impulsar • E+E (Empresarios Emprendedores) • Fundación Jujuy 3000 • Secretariat of Culture within the Federal Government: Productive Identities	• Support to micro entrepreneurs • Fostering of regional economies	Salta, Tucumán, Santiago del Estero, Jujuy Formosa, Córdoba Mendoza

Social Medicine

•   ALMA’s pediatric train
•   TU.JU.ME
•   Children’s Hospital Cooperative of Salta & Jujuy
•   Fundación Proniño
•   A.C. La Casa del Niño
•   Fundaleu, A.C. Saberes,
•   Fundamind, Descida
•   UNAM – rural training program
			• Pediatric assistance in rural areas • Health education • Support to provisional residential homes for the mothers of hospitalized children • HIV prevention • Sexual & Reproductive Health	Salta, Jujuy, Tucumán Santiago del Estero Córdoba, Santa Fe ,Chaco Misiones, Buenos Aires

	Social Inclusion/ Integration	• Fundación Baccigalupo • New Paralympic Games Minka , Fiodim	• Social inclusion through sports • Social inclusion through recreation activities	Tucumán, Buenos Aires San Juan, Neuquén Mendoza

Corporate Volunteering
•   Educational Unit No. 4154 “Fray F.  Victoria”
•   School for Disabled Children  “J. Mermoz”
•   A.C. Servidores de la Tierra
•   Asociación Civil Por los pibes
•   Cooperative School 2062
•   San Cayetano Kindergarten
•   Technical School No.1, “Ing M.  Romano”
•   School No.134 "Cornelio Saavedra"
•   School No. 404 “D. F. Sarmiento”
•   Cooperative School Lib Gral San Martín
•   School No. 4460 de Tartagal
•   School No. 1 de La Quiaca
•   Hogar La Providencia
•   CEDEMIL Foundation
•   Pdre Obispo J. Novak Foundation
•   ARENA
•   Asoc. Civil Despertar
•   Hogar Evangélico de Niños Foundation
•   Indigen Village of Pórtico de Andes
•   Rayito de Sol Day Care Center
•   EFETA School No. 7044
•   Copello Neighbourhood Assoc.
•   Municipal School Villa Robles
•   San José Obrero Comm. Center
•   Polytechnic Institute Gral San Martín
•   Iglesia de Dios Association
•   Asoc. Civil Juntos
•   Professional Training Center No. 2
			• Environment • Sustainable Work • Education • Social Inclusion • Social Aid/ Assistance	Salta Jujuy Santiago del Estero Chaco Córdoba Misiones Capital & GBA.

Quality

During the year 2008 we officially launched the quality program.

The work plan was introduced to the entire organization in order to put into practice the Quality principles, adding value and efficiency to the activities and processes directly or indirectly affecting our customers’ satisfaction.

The quality program was based in four essential stages: Communication, Training Activity, Survey and Diagnosis and Quality Indicators.

The first two stages involved the introduction of a Quality Management system as a new parameter within the organizational culture and work philosophy.

As part of the process of change, in the third stage of the program we carried out the first survey on satisfaction to External Customers that allowed us to find out the level of satisfaction as to the quality of the services demanded by them. External Customers said the most important dimension was customized service, an attribute that included waiting times, personnel kind approach to customers, resolution capacity and transaction knowledge.

Simultaneously we carried out the first Internal Customer survey, which allowed us to find out the aspects of the quality of work and of the relationships among customers and internal and external suppliers.

We carried out the third investigation using the hidden customer technique, which allowed us to assess the internal and external image projected by the branches and evaluate, through observable aspects, the customer service level delivered from the different positions.

The different evaluations carried out within the program will allow us to review and modify processes and procedures particularly focused on service quality for the external customer.

Constant quality measurements seek to have the Group’s qualitative attributes periodically reviewed in order to direct them towards excellence, within the scope of a strong competition among entities offering very similar products and services.

Communication

During the year 2008, the Macro trademark was identified by the users of the financial system as National Private Bank. Such position does not identify other competitors within the segment unlike the stratum of public or foreign banks.

This positioning, within the dynamism that moves the financial business, could generate significant opportunities in the local market if we take into account the global financial crisis.

Image and communication actions, as well as the community-related activities, were very important to achieve this position.

To that effect, the strategy applied by the Institutional Relations Department defines a broad and flexible vision as regards communication channels, using a wide variety of media: TV –free-to-air TV and cable TV-, newspapers, radio and non-traditional communication media such as Web sites and direct marketing pieces.

Under this vision, the Group planned annual campaigns aimed at optimizing costs, seeking to measure the audience impact and penetration in the different regions that compose the Group’s network. In this way, our methodology allows a permanent review that drives us to make adjustments in the different tools to achieve the defined goals.

The actions carried out by Grupo Macro, always with a regional and local approach, were broad and varied: 58 graphic media throughout the country, generating more than 14 million advertising seconds in 184 radio stations and more than 1.5 million seconds in 72 TV channels, a part from participating in 23 farming and agricultural fairs carried out during the year.

We strengthened and increased Grupo Macro’s social, cultural and sport alliances seeking to strengthen the identification of the Group’s trademark with different affinity groups.

The Group’s integral image also moves forward towards the consolidation of a homogeneous network throughout the country. In this same line, we continued with the branch remodeling program.

In addition, we incorporated new technologies to facilitate and make our customers’ operations more agile. Through the year 2008, the Group installed new ATMs, most of them specially equipped for persons suffering severe visual disabilities. We also added a large number of self-service terminals (SST), through which customers are able to perform a wide variety of transactions and enquiries.

In this way, moving forward in the different fronts focused on image and quality, we  incorporated basic supports to strengthen the attributes of “Macro” brand.

Highlights

Share and Corporate Bond Repurchase Program of Banco Macro S.A.

During the year 2008, some companies with strong liquidity positions, robust results and capital surplus established share repurchase programs.

In January 2008, Banco Macro decided to acquire its own shares under section 68 of Law No. 17811 (incorporated by the Decree 677/2001) and the CNV rules.

In this way, Banco Macro started a share repurchase program at the beginning of the fiscal year aimed at protecting the minority investors upon the collapse of the world markets, reflecting its solvent financial and economic situation.

Such program provided for a limit of 102 million shares equivalent to 15.1% of the capital stock, using a maximum of resources of AR $495 million. The effective term of this program was extended to April 15 of the current year.

Within the scope of such share repurchase program, during the fiscal year 2008 Banco Macro repurchased 75.4 million shares equivalent to 11% of the capital stock, paying an average price of AR $ 5.04 per share, and using funds in the amount of AR $380.2 million.

As a post-balance event and up to February 28 of the current year, Banco Macro made additional purchases for 11.9 million shares representing 1.7% of the capital stock, at an average price of AR $3.75 per share.

Total shares repurchased under this program during the year 2008 and the first two months of the year 2009 represent 12.7% of the Bank’s capital stock.

The Board of Directors resolved to request the relevant authorizations to the controlling entities for the reduction of the Bank’s subscribed and paid in capital by an amount of up to AR $60 million representing 60 million Class B shares of par value AR $1 each.

Furthermore, the Bank repurchased US $51 million in corporate bonds series II and III issued under the corporate bond program launched in 2007. 66% of such corporate bonds were settled. For the remaining 34%, the Board of Directors resolved they shall be settled during the month of March of the year 2009.

Settlement of Debts with the BCRA through Secured Loans

During the first two months of the year 2009, and pursuant to the provisions set forth in Resolution 06/2009 of the BCRA, Grupo Macro repaid the debt it had with the monetary entity for advances received for the acquisition of Government Bonds for former depositors of Nuevo Banco Suquía and Nuevo Banco Bisel.

For such advance repayment totaling AR $300.2 million, the Bank used Secured Loans of the Group’s portfolio.

Actions taken due to the economic situation

As it is publicly known and clear, world economy is suffering a deep crisis that is affecting activity, employment and international trade.

These factors allow to suppose that eventually some of the credit assets currently composing the portfolio, although they may not have showed signs of decline justifying under applicable rules their reclassification to a worse situation status, may be affected during the year 2009, for causes or reasons clearly originated back into the fiscal year ended December 2008.

Therefore, due to strict prudence and transparency have driven Grupo Macro to create an optional provision, i.e. in addition to that required by the applicable rules and regulations, in the amount of AR $153.7 million to finance 50% of the regulatory provisions that the Group shall have to create during the year 2009 with regards to the portfolio existing as of 2008.

Directors' Remuneration

The Bank has not changed its policy regarding the Directors’ remuneration.  All the members of the Board of Directors perform technical-administrative tasks in the company.

Distribution of Dividends

The rules issued by the BCRA establish that the financial entities may distribute earnings as long as the provisions of Sections 34 or 35 bis of the “LEF”5 do not apply to them, they do not receive a certain type of assistance from the BCRA, they do not show any delay in providing the legally required information, or default on the payment of the required minimum capital.

After these requirements are met, the entities may distribute earnings after making off-balance sheet adjustments that take into account the capitalization of differences resulting from payments of “pesified” deposits, the differences between the market value and the book value of government securities, the assets valuation adjustment notified by the SEFyC6 and the franchises regarding the valuation of assets individually granted to such entities.

Financial institutions must previously obtain an authorization by the SEFyC, which must be requested at least 30 days before the date on which the Shareholders’ Meeting will be held.

The Board of Directors does not sponsor the capitalization of profits, capital monetary adjustments or other concepts since the number of issued shares is adequate for the fluent commercialization thereof in the markets in which they are listed and with the purpose –considering the amounts held by the Bank which exceed the regulatory capital- of leaving open the possibility of granting continuity to the cash dividend distribution practice.

5 Spanish acronym for “Ley de Entidades Financieras” (Argentine Act on Financial Institutions).
6 Spanish acronym for “Superintendencia de Entidades Financieras y Cambiarias” (Superintendency of Financial and Exchange Institutions).

The Board of Directors shall request authorization to distribute cash dividends for the sum of AR $148.87 million –equivalent to AR $0.25 per share-, so that the relevant Shareholders’ Meeting may later proceed to discuss such distribution.

Awards and Mentions

Banco Macro S.A. was honored during the year 2008, and for the third consecutive year, with Euromoney’s award as the best bank in the Republic of Argentina. This award was granted after analyzing the Bank’s performance based on its growth, its solvency, the development of its products and the customer service quality.

The Bank was also recognized as the best Bank in Argentina during the year 2008 by Global Finance, the prestigious US economic and financial magazine specialized in international finance. Banco Macro was awarded this recognition for the fourth consecutive year. The award was granted taking into account the financial results, the top level service offered by the Bank, its involvement with the community as well as the solutions offered in order to meet the increasing requirements of small and medium-sized companies.

Acknowledgments

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 10th day of March 2009.
THE BOARD OF DIRECTORS

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2009
MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director